Exhibit 99.1

Regulus Therapeutics Reports First Quarter 2025 Financial Results and Recent Updates

Entered into an agreement to be acquired by Novartis for $7.00 per share in cash, with potential to receive an additional $7.00 per share in cash through a contingent value right (“CVR”) upon the achievement of a regulatory milestone, for a total equity value of up to approximately $1.7 billion; Expected to be completed in the second half of 2025, subject to customary closing conditions

Positive topline data from the completed fourth cohort of patients in the Phase 1b multiple-ascending dose (MAD) study of farabursen (RGLS8429) for the treatment of autosomal dominant polycystic kidney disease (ADPKD)

Company on track for initiation of Phase 3 single pivotal trial in the third quarter 2025

SAN DIEGO, CA, May 8, 2025 – Regulus Therapeutics Inc. (Nasdaq: RGLS), a biopharmaceutical company focused on the discovery and development of innovative medicines targeting microRNAs (the “Company” or “Regulus”), today reported financial results for the first quarter ended March 31, 2025, and provided a corporate update.

“We recently announced that we have entered into an agreement to be acquired by Novartis, whose established global development and commercial capabilities will potentially bring farabursen to patients with ADPKD, who currently have limited treatment options,” said Jay Hagan, CEO of Regulus Therapeutics. “We’ve made important progress with farabursen so far this year, having announced positive results from the completed fourth cohort of patients in March, reporting evidence of a mechanistic dose response based on urinary PC1 and PC2 levels, and results suggesting that kidney volume growth rate was halted after only a relatively short treatment period. We look forward to investigating further as we head towards initiation of the pivotal Phase 3 trial in the third quarter of this year.”

Program Updates

Farabursen for ADPKD: In March 2025, the Company shared positive topline results from all patients in the fourth cohort of the Phase 1b MAD study of farabursen for the treatment of ADPKD. In the fourth cohort, 26 subjects received a fixed dose of 300 mg of farabursen every other week for three months. Consistent with the previously announced interim analysis of efficacy data from the first 14 subjects of this fixed-dose cohort in January 2025, in the full cohort of 26 patients we observed similar mechanistic response based on urinary polycystins 1 and 2 (PC1 and PC2) levels as well as a mean halting of height-adjusted total kidney volume (htTKV) growth over the four-month study period. These results were in line with data from the third cohort, dosed at 3 mg/kg, which is predicted to achieve optimal kidney exposure. Final efficacy data confirmed the appropriateness of a 300 mg fixed dose for the Phase 3 pivotal trial. Based on complete safety data from all 26 subjects we observed that farabursen dosed at 300 mg had a favorable safety and tolerability profile in this study, consistent with all earlier cohorts.

The Phase 1b MAD study was a double-blind, placebo-controlled trial which evaluated the safety, tolerability, pharmacokinetics and pharmacodynamics (PK/PD) of farabursen in adult patients with ADPKD. The study evaluated farabursen treatment for three months followed by one month of follow up across three weight-based dose levels (1, 2 and 3 mg/kg) and one fixed dose level (300 mg). Primary endpoints were changes in urinary PC1 and PC2, with an exploratory examination of change in htTKV growth rate. PC1 and PC2 are the protein products of the PKD1 and PKD2 genes and their levels have been shown to inversely correlate with disease severity; htTKV has been shown to inversely correlate with kidney function.

A single, pivotal Phase 3 study is planned to be initiated in the third quarter of this year. In January, the Company announced that it held a meeting with the U.S. Food and Drug Administration (FDA) and had confirmed alignment on the acceptability of the program’s CMC, non-clinical and clinical pharmacology plans and key elements of the trial design, including a 12-month htTKV endpoint planned to support Accelerated Approval and a 24-month eGFR endpoint to support Full Approval.

Corporate Highlights

On April 30, 2025, the Company announced that it entered into an agreement and plan of merger with Novartis (the “Merger Agreement”). Pursuant to the Merger Agreement, Novartis, through an indirectly wholly owned subsidiary, will acquire Regulus for an initial payment of $7.00 per share of common stock in cash at closing, plus one CVR per share of common stock, representing the right to receive one contingent payment of $7.00 in cash, contingent upon the achievement of a milestone with respect to regulatory approval of Regulus’ lead product candidate, farabursen. The upfront consideration is $0.8 billion and total potential consideration including the CVR, if the milestone is achieved, would be approximately $1.7 billion. The transaction has been unanimously approved by the Boards of Directors of both companies.

Completion of the transaction is expected in the second half of 2025, subject to the satisfaction or waiver of customary closing conditions, including the tender of shares representing at least a majority of the total number of Regulus’ outstanding shares of common stock and the receipt of required regulatory approvals. Until that time, Regulus will continue to operate as a separate and independent company.

Financial Results

Cash, Cash Equivalents and Short-Term Investments: As of March 31, 2025, Regulus had $65.4 million in cash, cash equivalents and short-term investments. The Company expects its cash runway to extend into early 2026.

Research and Development (R&D) Expenses: Research and development expenses were $6.8 million for the three months ended March 31, 2025, compared to $6.0 million for the same period in 2024. These amounts reflect internal and external costs associated with advancing our clinical and preclinical pipeline.

General and Administrative (G&A) Expenses: General and administrative expenses were $3.7 million for the three months ended March 31, 2025, compared to $2.8 million for the same period in 2024. These amounts reflect personnel-related and ongoing general business operating costs.

Net Loss: Net loss was $9.6 million, or $0.15 per share (basic and diluted), for the three months ended March 31, 2025, compared to $8.5 million, or $0.29 per share (basic and diluted), for the same period in 2024.

About ADPKD

Autosomal dominant polycystic kidney disease (ADPKD), caused by mutations in the PKD1 or PKD2 genes, is among the most common human monogenic disorders and a leading cause of end-stage renal disease. The disease is characterized by the development of multiple fluid filled cysts primarily in the kidneys, and to a lesser extent in the liver and other organs. Excessive kidney cyst cell proliferation, a central pathological feature, ultimately leads to end-stage renal disease in approximately 50% of ADPKD patients by age 60. Approximately 160,000 individuals are diagnosed with the disease in the United States alone, with an estimated global prevalence of 4 to 7 million.

About Farabursen (RGLS8429)

Farabursen is a novel, next generation oligonucleotide for the treatment of ADPKD designed to inhibit miR-17 and to preferentially target the kidney. Administration of farabursen has shown clear improvements in kidney function, size, and other measures of disease severity in preclinical models. Regulus announced the completion of the Phase 1 SAD study in September 2022. The Phase 1 SAD study demonstrated that farabursen has a favorable safety and PK profile. Farabursen was observed to be well-tolerated with no serious adverse events reported and plasma exposure was approximately linear across the four doses tested. In the now completed Phase 1b MAD study, Regulus announced topline data from the first cohort of patients in September 2023, from the second cohort of patients in March 2024, from the third cohort of patients in June 2024, and from the fourth cohort in March 2025. Based on complete safety data from all cohorts, farabursen was observed to be well tolerated, and observed results showed anticipated biomarker response (PC1 & PC2) and impact on kidney volume that potentially derisks Phase 3 trial. Initiation of the Phase 3 trial is planned for the third quarter of 2025.

About Regulus

Regulus Therapeutics Inc. (Nasdaq: RGLS) is a biopharmaceutical company focused on the discovery and development of innovative medicines targeting microRNAs. Regulus has leveraged its oligonucleotide drug discovery and development expertise to develop a pipeline complemented by a rich intellectual property estate in the microRNA field. Regulus maintains its corporate headquarters in San Diego, CA.

Important Information About the Tender Offer

The tender offer described above has not yet commenced. This communication is not an offer to buy nor a solicitation of an offer to sell any securities of the Company. The solicitation and the offer to buy shares of the Company common stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Novartis and Redwood Merger Sub Inc. (“Merger Sub”) intend to file with the Securities and Exchange Commission (the “SEC”). In addition, the Company will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Once filed, investors will be able to obtain a free copy of these materials and other documents filed by Novartis, Merger Sub and the Company with the SEC at the website maintained by the SEC at www.sec.gov or by directing a request for such materials and other documents to the information agent for the offer, which will be named in the tender offer statement. Investors may also obtain, at no charge, any such documents filed with or furnished to the SEC by the Company under the “Investors” section of the Company’s website at https://ir.regulusrx.com/. Further risks and uncertainties that could cause actual results to differ materially from the results anticipated by the forward-looking statements are detailed from time to time in the Company’s periodic reports filed with the SEC, including the Company’s most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K. These filings, when available, are available on the investor relations section of the Company’s website mentioned above or on the SEC’s website at https://www.sec.gov.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, INCLUDING THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A LETTER OF TRANSMITTAL AND RELATED DOCUMENTS) AND ANY AMENDMENTS THERETO, THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 OF THE COMPANY AND ANY AMENDMENTS THERETO, AS WELL AS ANY OTHER DOCUMENTS RELATING TO THE TENDER OFFER AND THE MERGER THAT ARE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO WHETHER TO TENDER THEIR SHARES INTO THE TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER.

Forward-Looking Statements

The statements included in this press release that are not a description of historical facts are forward-looking statements. Words or phrases such as such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “should,” “would” or similar expressions are intended to identify forward-looking statements. The forward-looking statements are based on the Company’s current beliefs and expectations and include, but are not limited to: statements regarding beliefs about the potential benefits of the transaction; the planned completion and timing of the transactions contemplated by the Merger Agreement or the CVR agreement governing the terms of the CVR; the prospective performance and outlook of the business, performance, and opportunities of the Company continuing as the surviving corporation; the Company’s farabursen (RGLS8429) program; the potential that farabursen may be eligible for an Accelerated Approval pathway; predictions based on and future results and clinical outcomes suggested by the fourth cohort data; our Phase 3 trial design including whether the selected fixed dose will be efficacious or whether the FDA will ultimately determine its components and the overall design to be acceptable and sufficient to serve as a single pivotal study; planned data announcements; and the timing and future occurrence of other preclinical and clinical activities. Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing and completion of the tender offer and the merger; uncertainties as to the percentage of the Company stockholders tendering their shares in the tender offer; the possibility that competing offers will be made; the possibility that various closing conditions for the tender offer or the merger may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable regulatory and/or governmental entities (or any conditions, limitations or restrictions placed on such approvals); risks relating to the Company’s liquidity during the pendency of the tender offer and the merger or in the event of a termination of the Merger Agreement; risks that the milestone related to the CVR is not achieved; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; risks related to diverting management’s attention from the Company’s ongoing business operations; the risk that stockholder litigation in connection with the transactions contemplated by the Merger Agreement may result in significant costs of defense, indemnification and liability; the risk that the approach the Company is taking to discover and develop drugs is novel and may never lead to marketable products; preliminary or topline results are based on a preliminary analysis of key efficacy and safety data, and such data may change following a more comprehensive review of the data related to the clinical trial and may not be indicative of future results; an Accelerated Approval pathway designation may not be received, or even if it is received, lead to a faster development, regulatory review or approval process, and does not increase the likelihood that farabursen will receive marketing approval; the Company’s clinical development strategy may change; the risk that preclinical and clinical studies may not be successful; risks related to regulatory review and approval; risks related to the Company’s reliance on third-party collaborators and other third parties; risks related to intellectual property; risks associated with the process of discovering, developing and commercializing drugs that are safe and effective for use as human therapeutics; the risk that additional data may be negative; and risks related to the Company’s ability to successfully secure and deploy capital; and other risks and uncertainties pertaining to the Company’s business, including the risks and uncertainties detailed in the Company’s public periodic filings with the SEC, as well as the tender offer materials to be filed by Novartis and Merger Sub and the solicitation/recommendation statement on Schedule 14D-9 to be filed by the Company in connection with the tender offer. These and other risks are described in additional detail in Regulus’ filings with the SEC, including under the “Risk Factors” heading of Regulus’ most recently filed annual report on Form 10-K or subsequently filed quarterly report on Form 10-Q, available on the Company’s website or at www.sec.gov. All forward-looking statements contained in this press release speak only as of the date on which they were made. Regulus undertakes no obligation to update such statements to reflect events that occur or circumstances that exist after the date on which they were made.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. All forward-looking statements are qualified in their entirety by this cautionary statement and the Company undertakes no obligation to revise or update these statements to reflect events or circumstances after the date hereof, except as required by law.

Investor Relations Contact:

Cris Calsada

Chief Financial Officer

858-202-6376

ccalsada@regulusrx.com

Media Contact:

Argot Partners

212-600-1902

regulus@argotpartners.com

Regulus Therapeutics Inc.

Selected Financial Information

Condensed Statement of Operations

(In thousands, except share and per share data)

	Three months ended March 31,
	2025	2024
Operating expenses:
Research and development	6,819	6,040
General and administrative	3,719	2,786

Total operating expenses	10,538	8,826

Loss from operations	(10,538)	(8,826)
Other income, net	904	357

Loss before income taxes	(9,634)	(8,469)

Net loss	$(9,634)	$(8,469)

Net loss per share, basic and diluted	$(0.15)	$(0.29)

Weighted average shares used to compute basic and diluted net loss per share:	66,174,550	28,746,802

	March 31, 2025	December 31, 2024
Cash, cash equivalents and short-term investments	$65,368	$75,777
Total assets	74,826	84,181
Stockholders’ equity	69,028	76,408